U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number: 001-34955

A.    Full title of the Plan:

   AnchorBank, fsb Retirement Plan

B.    Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

        Anchor BanCorp Wisconsin Inc.

        25 West Main Street

        Madison, Wisconsin 53703

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the AnchorBank, fsb Retirement Plan (the “Plan”) and appear immediately after the signature page hereof:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of March 31, 2012 and 2011

Statements of Changes in Net Assets Available for Benefits for the Year Ended March 31, 2012

Notes to Financial Statements

Supplemental Schedule

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AnchorBank, fsb Retirement Plan

Date: September 27, 2012	/s/ Ronald Osterholz
Ronald Osterholz
Plan Administrator

AnchorBank, fsb

Retirement Plan

Madison, Wisconsin

Financial Statements and Supplemental Schedule

Year ended March 31, 2012

AnchorBank, fsb

Retirement Plan

Financial Statements and Supplemental Schedule

March 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Trustees

AnchorBank, fsb Retirement Plan

Madison, Wisconsin

We have audited the accompanying statements of net assets available for benefits of AnchorBank, fsb Retirement Plan (the “Plan”) as of March 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended March 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AnchorBank, fsb Retirement Plan as of March 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended March 31, 2012, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income and Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Wipfli LLP

September 24, 2012

2501 West Beltline Highway, Suite 401

Madison, Wisconsin 53713

AnchorBank, fsb

Retirement Plan

Statements of Net Assets Available for Benefits

March 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value:
Mutual funds	$33,210,894	$34,155,906
Common stock fund	375,029	430,880
Common/collective trust fund	2,070,241	1,898,430
Total investments, at fair value	35,656,164	36,485,216
Net assets available for benefits, at fair value	$35,656,164	$36,485,216

See accompanying notes to financial statements.

AnchorBank, fsb

Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended March 31, 2012

Additions to net assets attributed to:
Earnings on investments — interest and dividends	$969,494

Total earnings on investments	969,494

Contributions:
Participant deferrals	1,999,248
Participant rollovers	23,215

Total contributions	2,022,463

Total additions	2,991,957

Deductions from net assets attributed to:
Administrative expenses	72,697
Benefits paid to participants	3,468,570
Net depreciation in fair value of investments	279,742

Total deductions	3,821,008

Net decrease in net assets available for benefits	(829,052)
Net assets available for benefits—At beginning of year	36,485,216

Net assets available for benefits—At end of year	$35,656,164

See accompanying notes to financial statements.

AnchorBank, fsb

Retirement Plan

Notes to Financial Statements

Note 1 Plan Description

The following description of AnchorBank, fsb Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of AnchorBank, fsb and related entities, (collectively the “Employer”), who have completed 60 calendar days of employment. Participants may enter the Plan the first of the month after meeting the service requirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded by participant pre-tax and after tax salary deferrals of up to 100% of eligible compensation, participant rollover contributions, and Employer discretionary matching and discretionary profit sharing contributions. Contributions are subject to certain limitations. The Employer made no discretionary matching or discretionary profit sharing contributions during the year ended March 31, 2012. Each eligible participant who has not elected to opt out of the Plan is automatically enrolled in the Plan at a deferral rate of 2% of pre-tax eligible compensation.

Vesting

Participants are immediately vested in their deferral and rollover contributions plus earnings thereon. A participant is vested in the Employer’s contributions and earnings thereon according to the following schedule:

Years of Service	Percent Vested
Less than two years	0
Two years	25
Three years	50
Four years	75
Five or more years	100

Notwithstanding the above vesting schedule, employer contributions are 100% vested upon death, disability, or the attainment of retirement age.

AnchorBank, fsb

Retirement Plan

Notes to Financial Statements

Note 1 Plan Description (Continued)

Participants who terminate for reasons other than death, disability, or retirement, and are less than fully vested, forfeit the nonvested portion of their account. Unallocated forfeitures totaled $41,063 and $105,032 at March 31, 2012 and 2011, respectively. Forfeitures may be used to pay any administrative expenses or to reduce future employer contributions. Forfeitures from forfeited nonvested accounts totaling $93,373 were reallocated to participants during the year ended March 31, 2012.

Participant Accounts

All investments in participants’ accounts are participant directed. The Plan allows participants to select from a variety of investment options with a mix of a common/collective trust fund and mutual funds. The Plan also allows participants to invest in a common stock fund of the Employer.

Each participant’s account is credited with: (a) salary deferrals and related-Employer discretionary matching contributions; (b) participant rollover contributions; (c) discretionary Employer profit sharing contributions; and (d) plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Upon termination of service, a participant may elect to receive either: (a) a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or (b) an annuity.

Note 2 Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles generally accepted in the United States require investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactionsunder the terms of the Plan. The statement of net assets available for benefits presents the fair value of the common/collective trust fund as well as the adjustment of the fully benefit-responsive portion of the common/collective trust fund from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

AnchorBank, fsb

Retirement Plan

Notes to Financial Statements

Note 2 Summary of Significant Accounting Policies (Continued)

Basis of Accounting (Continued)

At March 31, 2012 and 2011, the fair value of the common/collective trust fund approximated contract value. As such, the adjustment from fair value to contract value is not presented on the statement of net assets available for benefits for the investment in common/collective trust fund relating to fully benefit-responsive investment contracts.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

AnchorBank, fsb

Retirement Plan

Notes to Financial Statements

Note 2 Summary of Significant Accounting Policies (Continued)

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Employer. Other expenses are paid by the Plan.

Subsequent Events

Subsequent events have been evaluated through September 24, 2012, the date the financial statements were issued.

Note 3 Investments

Investments that represent 5% or more of the Plan’s net assets at March 31 are as follows:

	2012		2011
American Funds Growth Fund of America	$	N/A	$4,299,823
American Funds EuroPacific Growth Fund		2,801,918	3,268,726
American Funds Balanced Fund		5,433,263	5,488,175
Harbor Funds Capital Appreciation Fund		4,099,612	*
Hartford Funds Capital Appreciation Fund		4,770,560	5,622,081
Morley Funds Stable Value Omnibus Fund**		2,070,241	1,898,430
MFS Funds Value Fund		2,187,845	2,282,745
Perkins Funds Mid Cap Value Fund		2,698,508	2,890,005
Pimco Funds Total Return Fund		2,171,830	1,975,249
Schwab Funds S&P 500 Index Fund		2,030,488	1,899,768

*	The investment is less than 5% of the Plan’s net assets available for benefits for this year.
**	Investment shown at contract value, which is the relevant measurement attribute for fully benefit-responsive contracts.

During 2012, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Common stock	$(19,765)
Common/collective trust fund	27,348
Mutual funds	(287,325)

Total	$(279,742)

AnchorBank, fsb

Retirement Plan

Notes to Financial Statements

Note 4 Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.
•	Quoted prices for identical or similar assets or liabilities in inactive markets.
•	Inputs other than quoted prices that are observable for the asset or liability.
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at March 31, 2012 and 2011.

Common stock fund: The common stock fund is a unitized fund, which means that participants do not own shares of the Employer’s stock directly but rather own an interest in the unitized fund. The fund consists of the Employer’s common stock and a cash equivalent for liquidity purposes.

AnchorBank, fsb

Retirement Plan

Notes to Financial Statements

Note 4 Fair Value Measurements (Continued)

The fund was valued using the quoted market price of stock, plus the value of any cash equivalent. The Plan owned the underlying assets of shares in the Employer’s common stock and the cash equivalent.

Common/collective trust fund: Valued at the net asset value (NAV) of shares held by the Plan at year-end as provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market.

Mutual funds: Valued at the NAV of shares held by the Plan at year-end, which are quoted in an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2012 and 2011:

	Assets at Fair Value as of March 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth	$6,225,488	$—	$—	$6,225,488
International	4,451,776	—	—	4,451,776
Value	5,455,076	—	—	5,455,076
Balanced	5,433,263	—	—	5,433,263
Blended	6,801,048	—	—	6,801,048
Bond	4,844,243	—	—	4,844,243

Total mutual funds	33,210,894	—	—	33,210,894

Common/collective trust fund	—	2,070,241	—	2,070,241
Common stock	375,029	—	—	375,029

Total assets at fair value	$33,585,923	$2,070,241	$—	$35,656,164

AnchorBank, fsb

Retirement Plan

Notes to Financial Statements

Note 4 Fair Value Measurements (Continued)

	Assets at Fair Value as of March 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth	$6,445,969	$—	$—	$6,445,969
International	4,956,879	—	—	4,956,879
Value	5,747,886	—	—	5,747,886
Balanced	5,488,175	—	—	5,488,175
Blended	7,521,849	—	—	7,521,849
Bond	3,995,148	—	—	3,995,148

Total mutual funds	34,155,906	—	—	34,155,906

Common/collective trust fund	—	1,898,430	—	1,898,430
Common stock fund	430,880	—	—	430,880

Total assets at fair value	$34,586,786	$1,898,430	$—	$36,485,216

The common/collective trust fund’s objective is to preserve capital and achieve a competitive level of income over time. To achieve this, the funds invests in instruments which are not expected to experience significant price fluctuations in most economic or interest rate environments. However, there is no assurance that this objective can be achieved. As of March 31, 2012 and 2011, there are no refundable commitments on the fund. The fund is able to be redeemed on a daily basis for the year ended March 31, 2012.

AnchorBank, fsb

Retirement Plan

Notes to Financial Statements

Note 5 Transactions With a Party-in-Interest

Certain plan investments are shares of Anchor BanCorp Wisconsin, Inc. common stock. The plan had the following transactions with the Employer at March 31:

2012
Sales of stock:
Number of shares	28,260
Value of shares on transaction dates	$26,775
Benefit payments in-kind
Number of shares	3,228
Value of shares on transaction dates	$1,388

At March 31, 2012 and 2011, the Plan held 358,845 shares and 390,333 shares, respectively, of Anchor BanCorp Wisconsin, Inc. common stock.

Fees paid by the Plan during the year ended March 31, 2012 to the third party administrator for administrative services rendered totaled $37,500 and were based on customary and reasonable rates for such services. Certain plan services are performed by or paid by the Employer. Certain plan investments are shares of common stock of the Employer. There were no dividends declared and paid on the Employer’s common stock during the year ended March 31, 2012. Certain plan investments are shares of a mutual fund managed by an affiliate of Charles Schwab Trust Company, the Plan’s custodian. These transactions qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29CPR 408(b) of the ERISA regulations.

Note 6 Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 7 Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 10, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date. The Plan is subject to routine audits by taxing jurisdictions and there are currently no audits in progress. The Plan is no longer subject to income tax examinations for years prior to 2009.

Note 8 Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9 Other Matters

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. Anchor BanCorp Wisconsin, Inc. (“ABCW”), the bank holding company of AnchorBank, fsb, has incurred recurring losses from operations which has resulted in ABCW being subject to an order to cease and desist from regulators. Plan management believes that any uncertainty regarding ABCW’s ability to continue as a going concern does not impact the Plan’s ability to continue as a going concern. Accordingly, these financial statements and supplemental schedule do not include any adjustments that might result from this uncertainty. The Plan holds 358,845 shares of ABCW common stock valued at $354,707 as of March 31, 2012.

Supplemental Schedule

AnchorBank, fsb

Retirement Plan

Employer ID #39 – 0129660, Plan #001

Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

March 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
	Mutual Funds:
American Funds	72,344.908 units Europacific Growth Fund	*	*	$2,801,918

	276,924.702 units Balanced Fund	*	*	5,433,263

Franklin Templeton Mutual Funds	201,722.619 units U.S. Government Securities Fund	*	*	1,389,869

Harbor Funds	27,682.184 units International Fund	*	*	1,649,858

	93,877.068 units Capital Appreciation Fund	*	*	4,099,612

Hartford Funds	132,626.072 units Capital Appreciation Fund	*	*	4,770,560

MFS Funds	87,234.656 units Value Fund	*	*	2,187,845

Morgan Stanley Funds	42,213.928 units Institutional Mid Cap Fund	*	*	1,575,846

Royce Pennsylvania Funds	47,275.399 units Pennsylvania Mutual Svc Fund	*	*	568,723

Perimeter Funds	56,011.238 units Small Cap Growth Fund	*	*	550,030

Perkins Funds	121,499.691 units Mid Cap Value Fund	*	*	2,698,508

Pimco Funds	107,325.849 units Real Return Fund	*	*	1,282,544

	195,836.822 units Total Return Fund	*	*	2,171,830

Schwab Funds	92,211.078 units S&P 500 Index	*	*	2,030,488

	Total mutual funds	*	*	33,210,894

AnchorBank, fsb

Retirement Plan

Employer ID #39 – 0129660, Plan #001

Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

March 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

	Common Stock:

Anchor BanCorp Wisconsin, Inc. *	892,926.641 units Common Stock Fund	*	*	375,029

	Common/Collective Trust Fund:

Morley Funds	90,976.431 units Stable Value Omnibus Fund	*	*	2,070,241

	Total	*	*	$35,656,164

*	Parties-in-interest
**	Cost information not required—Investments are participants-directed.

See Report of Independent Registered Public Accounting Firm